	OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:	3235-0058
	Expires:	October 31, 2018
	Estimated average burden hours per response.	2.50

FORM 12b-25	SEC FILE NUMBER

CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	[X] Form 10-K [_] Form 20-F [_] Form 11-K [_] Form 10-Q [_] Form 10-D [_] Form N-SAR [_] Form N-CSR

For Period Ended: September 30, 2016
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Financial Gravity Companies, Inc.
Full Name of Registrant

Pacific Oil Company
Former Name if Applicable

800 N. Watters Road, Suite 120
Address of Principal Executive Office (Street and Number)

Allen, Texas 75013
City, State and Zip Code

PART II — RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The registrant was unable, without unreasonable effort and expense, to prepare the financial statements for the period ended September 30, 2016, in sufficient time to allow the timely filing of its Form 10-K.

This delay is primarily due primarily to a recent change of auditors.

On December 20, 2016, the firm of Lane Gorman Trubitt, LLC (“Lane Gorman”) resigned as auditors of Financial Gravity Companies, Inc. (the “Company”). This action was in response to concerns about the independence of Lane Gorman based on the firm’s involvement in the preparation of footnote disclosures on prior audit reports for the years ended December 31, 2015 and 2014. These concerns were highlighted in comment letters received from the SEC dated November 8, 2016 and December 12, 2016. Lane Gorman determined that resignation was the most prudent action to take, in order for the Company to timely engage a new firm and complete a new audit of the financial statements for the two years ended September 30, 2016 and 2015.

On December 26, 2016 (the “Engagement Date”), the Company engaged the firm of Whitley Penn LLP (“Whitley Penn”) as the new independent auditors for the years ended September 30, 2016 and 2015.

This change from Lane Gorman to Whitley Penn, although better for the long term, has created the need to redo two years of financial statement audits. Whitley Penn have commenced their on boarding process and are confident that they can meet the extended deadline of January 16, 2017.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	G. David Montemayor	(214)	214-5666136
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[x] Yes [_] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[_] Yes [x] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Financial Gravity Companies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 30, 2016	By	/s/ John Pollock,
John Pollock, Chairman/Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).